January 21, 2008

Re:            Extension of Warrant

Dear Warrantholder:

I am pleased to advise you that Stratus Services Group, Inc. has extended the expiration date to January 17, 2009.  Previously, the warrants were to expire on January 17, 2008.

You do not need to take any action in connection with this matter.

Very truly yours,

Stratus Services Group, Inc.

By:	/s/ Joseph J. Raymond
Name: Joseph J. Raymond
Title: President and Chief Executive Officer